Mail Stop 3010

July 9, 2009

VIA USMAIL and FAX (317) 808-6794

Mr. Dennis D. Oklak
Chairman and Chief Executive Officer of the General Parner
Duke Realty Limited Partnership
600 East 96th Street, Suite 100
Indianapolis, Indiana 46240

> **Re:** **Duke Realty Limited Partnership**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on March 6, 2009**
> **File No. 000-20625**

Dear Mr. Dennis D. Oklak:

We have reviewed your response letter dated June 12, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 1 – The Partnership, page 61

1. We have read and reviewed your response to our comment 2. We note that decisions to settle redemptions of common units in either cash or shares are made by Duke Realty Corporation (the "Company") in its capacity as general partner, and that you have concluded that share settlement is within the Partnership's control and that the units are appropriately classified within permanent equity. Please tell us how the Partnership controls the ability to obtain shares from the Company. While we note there are terms under the partnership agreement that require the Company to maintain sufficient shares, is there a contractual arrangement between the Company and the Partnership that obligates the Company to deliver its shares to the Partnership in the event a redemption request

is made to the general partner? If so, please provide excerpts from contractual agreement.

2.   We also note from your response that you concluded that there are no circumstances in which the Company, in its capacity as the Partnership's general partner, would be precluded from delivering its own shares to satisfy redemption of common units solely because of fiduciary duties to the Company's shareholders. In this regard, please provide us with the analysis you performed, including any related legal analysis, which helped form your conclusion.

Note 8 – Segment Reporting, page 74

3.   We read your response to comment four, reviewed the segment disclosure in your Form 10-Q for the three months ended March 31, 2009 and note that while you have removed the subtotal for Segment FFO, you have continued to provide FFO on a segment basis. As stated in our previous comment, to the extent your segment FFO provides adjustments that do not appear to comply with the definition adopted by NAREIT you should clearly describe that it is a modified measure that differs from the NAREIT definition and explain the basis for those adjustments.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief